New Dragon Asia Corporation
(Listed on the American Stock Exchange)

Suite 2808, International Chamber of Commerce
Fuhua Three Road, Shenzhen, PRC 518048

December 6, 2006

Ms. Jill S. Davis U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F Street, N.E. Washington, D.C. 20549

Re:	New Dragon Asia Corporation Forms 10-Q/A for the Fiscal Quarters Ended September 25, 2005, March 25, 2006, June 25, 2006 and September 25, 2006.

Dear Ms. Davis:

Further to our letter to the Commission dated November 30, 2006, New Dragon Asia Corp. (the “Company”) has, for the purpose of amending its financial statements in response to the Commission’s comments to the Company’s Annual Report on Form 10-K for the year ended December 25, 2005 (as amended), reviewed the financial statements submitted with its filings on Forms 10-Q/A for the fiscal quarters ended September 25, 2005, March 25, 2006, June 25, 2006 and September 25, 2006.

After reviewing the impact of correcting the calculation of earnings per share, the Company believes that it has correctly applied both the “Treasury Stock” method described in FAS 128 and the “as converted” method for certain convertible securities in calculations in the financial statements on Forms 10-Q/A for the fiscal quarters ended June 25, 2006 and September 25, 2006 and that no application of these methods was required for the fiscal quarters ended March 25, 2005 or 2006 due to the loss incurred in each such period. As a result, the Company believes that only the Form 10-Q filed for the fiscal quarter ended September 25, 2005 requires amendment in response to the Staff’s Comment regarding conforming amendments to its quarterly filings on Form 10-Q. The Company hereby files said report with appropriate modifications to the disclosure in the financial statements.

The Company hereby acknowledges that

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
■	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely,

Peter Mak
Chief Financial Officer

cc:	Loeb & Loeb LLP
Grobstein, Horwath & Company LLP